UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Manning & Napier, Inc.

(Name of Issuer)

Class A common stock, $0.01 par value per share

(Title of Class of Securities)

56382Q102

(CUSIP Number)

Marc Mayer

290 Woodcliff Drive

Fairport, New York

(585) 325-6880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document contains 6 pages.

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1	Name of Reporting Persons Marc Mayer
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,789,755(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,789,755(1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,789,755(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.1%(2)
14	Type of Reporting Person IN

(1)	Includes 500,000 shares of Class A common stock issuable upon the exercise of options that are presently exercisable or become exercisable within 60 days.
(2)

Based on 19,124,332 shares of Class A common stock outstanding as of March 31, 2022. Under the rules of the U.S. Securities and Exchange Commission, “beneficial ownership” is deemed to include shares of Class A common stock that may be acquired within 60 days of the calculation date and such shares are treated as outstanding for the purpose of calculating such holder’s beneficial ownership.

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Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (“Schedule 13D”) relates to the Class A common stock, $0.01 par value per share, of Manning & Napier, Inc. (the “Issuer” or “Company”), a Delaware corporation. The address of the principal executive offices of the Issuer is 290 Woodcliff Drive, Fairport, New York. The information as to shares beneficially owned is provided as of March 31, 2022.

This Schedule 13D is being filed to amend the original Schedule 13D to account for (i) the transactions contemplated under the Merger Agreement, (ii) the agreement made by the Reporting Person to vote in favor of the Merger, approval of the Merger Agreement and any other matters necessary for the consummation of the Merger and other transactions contemplated by the Merger Agreement, as set forth in the Support Agreement, and (iii) the exchange of Shares and options to purchase Shares for equity interests in TopCo, as contemplated by the Rollover Agreement (each such term in this paragraph, as defined below).

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed pursuant to Rule 13d-1 of Regulations 13D-G under the Securities Exchange Act of 1934, as amended, on behalf of Marc Mayer, Chief Executive Officer and director of the Issuer (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is 290 Woodcliff Drive, Fairport, New York.

(c)

The present principal occupation of the Reporting Person is acting as Chief Executive Officer and director of the Issuer. The principal business address of the Issuer is 290 Woodcliff Drive, Fairport, New York.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Except as reported in Items 4–7 below, all securities reported herein were purchased with personal funds or granted as compensation for the Reporting Person’s services as Chief Executive Officer of the Issuer.

Item 4.	Purpose of Transaction

Merger Agreement

On March 31, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) among Callodine Midco, Inc., a Delaware corporation (“Parent”), Callodine Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent, (“Corp Merger Sub”), Callodine Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Corp Merger Sub (“LLC Merger Sub” and together with Corp Merger Sub, the “Merger Subs”), and Manning & Napier Group, LLC a Delaware limited liability company (“Group LLC”).

Pursuant to the Merger Agreement, the Company will merge with and into Corp Merger Sub (the “Merger”), with the Company continuing as the surviving corporation, and, upon the effective time of the Merger (the “Company Merger Effective Time”) each share of Class A common stock, par value $0.01 per share, of the Company (the

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“Class A Stock”) and each share of Class B common stock, par value $0.01 per share, of the Company (the “Class B Stock” and together with the Class A Stock, the “Shares”), other than dissenting Shares or shares owned by Parent or held in the treasury of the Company, will be automatically cancelled and converted into and thereafter represent the right to receive $12.85 in cash, without interest, and subject to deduction for any required withholding tax (the “Merger Consideration”).

At the Company Merger Effective Time, each outstanding award of restricted stock units (each, a “Company RSU”) to purchase Shares shall be cancelled and replaced with a restricted stock unit award (a “TopCo RSU”) with respect to a number of shares of common stock of TopCo that is equal to the number of Shares that were subject to such cancelled Company RSU. Except as otherwise agreed between TopCo and the holder of a replaced Company RSU, the vesting and all other terms and conditions that applied to any such replaced Company RSU shall apply to the replacement TopCo RSU; provided, that such replacement TopCo RSU shall be settled upon vesting in a combination of cash and/or shares of TopCo common stock (with the mix of cash and shares determined by Parent in its sole discretion) valued in the aggregate at (x) the number of shares of TopCo common stock underlying such TopCo RSU multiplied by (y) the Merger Consideration, with shares of TopCo common stock valued for such purpose at the then prevailing Book Value Per Share (as defined in the Merger Agreement) at the time of such settlement.

At the Company Merger Effective Time, each outstanding option to purchase Shares of Class A Stock shall be cancelled without consideration, except for certain options to be converted into options of an affiliate of Parent (“TopCo”) at closing pursuant to the terms of the Rollover Agreement (as described below).

Rollover Agreement

Concurrently with the execution of the Merger Agreement, the Reporting Person entered into a rollover agreement with Parent (the “Rollover Agreement”), pursuant to which Mr. Mayer agreed to contribute (at the closing of the Merger) 175,902 shares of Class A Stock and 500,000 options to purchase Class A Stock to TopCo in exchange for equity interests and options in TopCo.

Support Agreement

Concurrently with the execution of the Merger Agreement, Parent and the Reporting Person, along with other executive officers of the Company who hold Company common stock (the “Company Supporting Stockholders”) (who collectively beneficially own approximately 10% of Company common stock), entered into a support agreement (the “Support Agreement”) pursuant to which they have agreed, among other things and subject to the terms and conditions of the Support Agreement, to vote each of the Shares they beneficially own as of the record date of the Company stockholders meeting held to obtain Company stockholder approval, in favor of the Merger, the approval of the Merger Agreement and any other matters necessary for the consummation of the Merger and other transactions contemplated by the Merger Agreement. The obligations of the Company Supporting Stockholders under the Support Agreement will automatically terminate without any further action required by any person upon the earliest to occur of (i) the closing of the Merger, (ii) the date on which the Merger Agreement is validly terminated in accordance with its terms, (iii) the completion of the Company stockholders meeting (regardless of whether the Merger Agreement is approved or not) and (iv) written notice of the termination of the Support Agreement by Parent to the Company Supporting Stockholders.

The Reporting Person is the Chief Executive Officer and a director of the Issuer. Except as described in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)

As of the date of this Schedule 13D, the Reporting Person may be deemed to beneficially own, in the aggregate, 1,789,755 shares of Class A Stock of the Issuer, consisting of 1,289,755 shares of Class A Stock, and 500,000 shares of Class A Stock issuable upon the exercise of options that are presently exercisable or become exercisable within 60 days of the date of this Schedule 13D, which represents approximately 9.1% of the issued and outstanding shares of Class A Stock.

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(b)	The Reporting Person has sole voting and dispositive power over 1,789,755 shares of Class A Stock of the Issuer.

(c)	Except as set forth above in Item 3, the Reporting Person has not effected any transactions in securities of the Issuer during the past 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Class A Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 is hereby incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

A	Merger Agreement, dated March 31, 2022, by and among Callodine Midco, Inc., Callodine Merger Sub, Inc., Callodine Merger Sub, LLC, Manning & Napier, Inc., and Manning & Napier Group, LLC. is incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities Exchange Commission on April 1, 2022.

B	Rollover Agreement, dated March 31, 2022, by and among Callodine MN Holdings, Inc., and Marc Mayer.

C	Support Agreement, dated March 31, 2022, by and among Callodine MidCo, Inc. and Marc Mayer.

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2022

MARC MAYER

By:	/s/ Marc Mayer
Name:	Marc Mayer